January 13, 2016

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Mail Stop 4561

VIA EDGAR

Re:	Stratasys Ltd. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)
Filed March 3, 2015
File No. 001-35751

Dear Mr. Shuman:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that was provided to the Company by the Staff in its letter dated January 5, 2016 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

General

1.

Regarding your foreign private issuer status, we note that 99.99% of your record holders had a registered address in the United States for both 2013 and 2014. In addition, you have dual headquarters in both the United States and Israel. Please provide us your analysis in support of your conclusion that you met, and expect to meet, the foreign private issuer definition for each of the reporting periods presented as well as the 2015 fiscal year.

We respectfully acknowledge the Staff’s comment. As required under paragraph (c) of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we conducted our annual analysis as to whether the Company continued to qualify as a “foreign private issuer” for purposes of each of the reporting periods presented in the 2014 Form 20-F as of the last business day of the Company’s second fiscal quarter of the relevant year. We refer below to each such determination date as to foreign private issuer status as a “Determination Date”.

Under paragraph (c) of Rule 3b-4 of the Exchange Act, the term foreign private issuer means “any foreign issuer other than a foreign government except for an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) More than 50 percent of the issuer’s outstanding voting securities are directly or indirectly held of record by residents of the United States; and (2) Any of the following: (i) The majority of the executive officers or directors are United States citizens or residents; (ii) More than 50 percent of the assets of the issuer are located in the United States; or (iii) The business of the issuer is administered principally in the United States.”

As to part (1) of the test, we believe that it is likely that a majority of the Company’s ordinary shares are held by U.S. residents. We have therefore proceeded to an analysis of part (2) of the above test as of each Determination Date, in order to determine whether we do not meet any of the three conditions stated therein:

(i) Majority of the executive officers or directors are United States citizens or residents:

As of each Determination Date it was not the case that a majority of our board of directors were U.S. citizens/residents or that a majority of our executive officers were U.S. citizens/residents.

(ii) More than 50 percent of the assets of the issuer are located in the United States:

While there is no formal guidance of the Commission as to how to measure or determine the location of assets in applying this test, the Staff has indicated that it is unlikely to object to a particular measurement or allocation methodology as long as it is rationally based and rigorously applied, without considering in advance what the likely result will be.1

In determining asset location, the Company has utilized the “accounting approach,” which is one of the methodologies that was identified in correspondence between the International Practices Task Force and the Staff. Based on that analysis, we have concluded that as of each Determination Date, significantly less than 50% of the Company’s assets were located in the United States.

(iii) The issuer’s business is administered principally in the United States:

Based on guidance published by the Commission, to make a determination re: the location of the administration of our business, we have considered the location of our:

●	headquarters;

●	most influential key executives (percentage of their working days spent in the U.S.);

●	Board and shareholders’ meetings; and

●	business functions.

Based on our analysis of each such criterion, we have concluded that our business is not administered principally in the United States. Specifically with respect to the Staff’s observation that we maintain dual headquarters in Israel and the United States, we note that this was a requirement of the merger of Objet Ltd. and Stratasys, Inc. in December 2012, which the parties structured as a “merger of equals”. Nevertheless, upon the closing of that merger and for all of 2013 and 2014, all of the Company’s executive officers were based at the Israeli headquarters. Even after the Company added additional executive officers in 2015, fifty percent (50%) of our executive officers (including our CEO) remained at our Israeli headquarters.

We acknowledge to the Commission that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 20-F filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 20-F filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________

1 CAQ International Practices Task Force, Nov. 20, 2007 Joint Meeting with SEC Staff, Discussion Document A.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (David S. Glatt, Adv. at 011-972-3-610-3140 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Erez Simha

Erez Simha
Chief Financial Officer
Stratasys Ltd.

cc:	Gabriel Eckstein
(Securities and Exchange Commission)

Timothy J. Moore (Cooley LLP)

David S. Glatt Jonathan M. Nathan
(Meitar Liquornik Geva Leshem Tal)